UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MARKETING WORLDWIDE CORPORATION

   Common Stock, par value $0.001

CUSIP 57061T102

September 23, 2011

(Date of Event Which Requires Filing of This Statement)

September 19, 2011

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[  ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57061T102	13G	Page 1 of 4

1.	Name of Reporting Person

Southridge Partners II LP

I.R.S. Identification Nos. of above persons (entities only). 52-2090686

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power 5,255,886

Number of
Shares
Beneficially	6.	Shared Voting Power 5,255,886
Owned by
Each
Reporting
Person	7.	Sole Dispositive Power 5,255,886
With:

	8.	Shared Dispositive Power 5,255,886

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

Reporting Person holds 5,255,886 shares of Issuer’s common stock. The shares were issued pursuant to a partial conversion of a convertible promissory note held by Reporting Person. The convertible promissory note is subject to restriction of beneficial ownership prohibiting the holder from beneficially owning greater than 9.9% of the Issuer’s common stock at any given time. Reporting Person expressly disclaims any beneficial ownership in shares of common stock of Issuer held by any other person or entity.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9) 9.9%

12.	Type of Reporting Person PN

CUSIP No. 57061T102	13G	Page 2 of 4

ITEM 1	(a) NAME OF ISSUER MARKETING WORLDWIDE CORPORATION

(b)           ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

2212 Grand Commerce Drive, Howell MI 48855

ITEM 2	(a) NAME OF PERSON FILING Southridge Partners II LP

(b)           ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

90 Grove Street, Ridgefield CT 06877

   (c)           CITIZENSHIP   United States

   (d)           TITLE OF CLASS OF SECURITIES   Common Stock, par value $0.001

   (e)           CUSIP NUMBER  57061T102

ITEM 3	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act
(b)	[ ] Bank as defined in section 3(a)(6) of the Act
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act
(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940
(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

CUSIP No. 57061T102	13G	Page 3 of 4

(h)	[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box   [ X ]

ITEM 4	OWNERSHIP

(a)           Amount beneficially owned:    Reporting Person holds 5,255,886 shares of Issuer’s common stock.  The shares were issued pursuant to a partial conversion of a convertible promissory note held by Reporting Person. The convertible promissory note is subject to restriction of beneficial ownership prohibiting the holder from beneficially owning greater than 9.9% of the Issuer’s common stock at any given time.  Reporting Person expressly disclaims any beneficial ownership in shares of common stock of Issuer held by any other person or entity.

(b)           Percent of class:   9.9%

(c)           Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:  5,255,886

(ii) Shared power to vote or to direct the vote:   5,255,886

(iii) Sole power to dispose or to direct the disposition of: 5,255,886

(iv) Shared power to dispose or to direct the disposition of: 5,255,886

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ]

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
N/A

CUSIP No. 57061T102	13G	Page 4 of 4

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9	NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 23, 2011

Southridge Partners II LP By: Southridge Advisors LLC, GP

By: Stephen Hicks
Manager of General Partner